SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)*

Destination Maternity Corporation
(Name of Issuer)

Common Stock $.01 par value
(Title of Class of Securities)

25065D100
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Orchestra-Prémaman S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ¨
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14		TYPE OF REPORTING PERSON (see Instructions) CO

1 The percentage was calculated based on 14,609,385 shares of Destination Maternity Corporation common stock outstanding as of December 1, 2017, as disclosed in the Destination Maternity Corporation's Proxy Statement filed with the Securities and Exchange Commission on December 7, 2017.

1	NAMES OF REPORTING PERSONS Yeled Invest S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,921,820
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 1,921,820
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (1)
14	TYPE OF REPORTING PERSON (see Instructions) CO

1 The percentage was calculated based on 14,609,385 shares of Destination Maternity Corporation common stock outstanding as of December 1, 2017, as disclosed in the Destination Maternity Corporation's Proxy Statement filed with the Securities and Exchange Commission on December 7, 2017.

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ("Amendment No. 7").  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.
Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On April 2, 2018, Orchestra-Prémaman S.A. ("Orchestra-Prémaman") and Yeled Invest S.A. ("Yeled" and together with Orchestra-Prémaman, "Orchestra") entered into a support agreement (the "Support Agreement") with the Issuer.

As described in the Issuer's Form 8-K filed with the Securities and Exchange Commission on April 3, 2018, pursuant to the Support Agreement and subject to the conditions set forth therein, the Issuer has agreed (i) to increase the size of the Board of Directors of the Issuer (the "Board") to six members and (ii) to appoint Pierre-André Mestre and Jean Claude Jacomin (together, the "Designees") to the Board with each of their terms expiring at the Issuer's 2018 Annual Meeting of Stockholders (the "Annual Meeting"). Under the Support Agreement and subject to the conditions set forth therein, immediately following the appointment of the Designees to the Board, the Board will (i) appoint Jean Claude Jacomin to the Audit Committee of the Board and Pierre-André Mestre to the Nominating and Corporate Governance Committee of the Board and (ii) form a Business Initiatives Committee of the Board (the "Business Initiatives Committee"), which shall be comprised of both Designees and two other members of the Board and will advise and consult with the Issuer's management and report to the full Board on matters respecting the Issuer's business initiatives.

In addition, the Issuer also agreed, subject to the terms of the Support Agreement, to include the Designees on the Issuer's slate of directors for election at the Annual Meeting, recommend that the Issuer's stockholders vote in favor of the election of the Designees, include the Designees in the Issuer's proxy statement and proxy card for the Annual Meeting and otherwise support the Designees for election.

Under the Support Agreement and subject to the conditions set forth therein, Orchestra has agreed to vote, or cause to be voted, all shares of the Company's common stock owned by it as of April 2, 2018 and acquired thereafter in favor of all of the Issuer's nominees for director and in accordance with the Board's recommendation with respect to any other proposals presented at the Annual Meeting. As of April 2, 2018, Orchestra-Prémaman and Yeled owned in the aggregate 1,922,820 shares of the Company's common stock, representing approximately 13.2% of the Company's outstanding shares of common stock. Mr. Mestre (i) is the Chairman of Orchestra-Prémaman, which is a majority owned subsidiary of Yeled, and (ii) indirectly owns a majority equity interest in Yeled.

Pursuant to the Support Agreement, Orchestra is subject to certain customary standstill provisions during the period commencing on April 2, 2018 and ending 30 calendar days prior to the beginning of the advance notice period for the submission by stockholders of director nominations for consideration at the Isuser's 2019 Annual Meeting of Stockholders (as established by the Issuer's bylaws) or earlier upon the occurrence of certain events set forth in the Support Agreement.

The foregoing description of the Support Agreement is not complete and is subject to and qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 99.1 to this Amendment No. 7 and is incorporated herein by reference. You are urged to read the Support Agreement in its entirety.

On April 2, 2018, each director of the Issuer, including the Designees, entered into an indemnification agreement with the Issuer. The form of indemnification agreement (the "Indemnification Agreement") was approved by the Board.

The Indemnification Agreement supplements the indemnification provisions already contained in the Issuer's certificate of incorporation and bylaws and generally provides that the Issuer will indemnify the Indemnitee to the fullest extent permitted by law, subject to certain exceptions, against expenses, judgments, fines and other amounts incurred in connection with certain actions, suits or proceedings commenced after the date of the agreement that relate to his or her service as a director. The Indemnification Agreement also provides for rights to advancement of expenses and contribution.

The foregoing description of the Indemnification Agreement is not complete and is subject to and qualified in its entirety by reference to the full text of the form of Indemnification Agreement, a copy of which is filed as Exhibit 99.2 to this Amendment No. 7 and is incorporated herein by reference. You are urged to read the Indemnification Agreement in its entirety.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended to add the following to subsections (a) – (b) therein:
As of April 3, 2018, Pierre Mestre is the beneficial owner of and has sole power to vote, dispose or direct the disposition of 1,000 shares of DM Common Stock, representing less than 1% of the outstanding shares of DM Common Stock.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1 – Support Agreement, dated as of April 2, 2018, by and between Destination Maternity Corporation, Orchestra-Prémaman S.A. and Yeled Invest S.A. (incorporated herein by reference to Exhibit 10.1 of Destination Maternity Corporation's Current Report on Form 8-K filed April 3, 2018) (File No. 000-21196).

Exhibit 99.2 – Indemnification Agreement, dated as of April 2, 2018 by and between Destination Maternity Corporation and Melissa Payner-Gregor. Pursuant to Instruction 2 to Item 601 of Regulation S-K, an Indemnification Agreement that is substantially identical in all material respects, except as to the parties thereto, between the Issuer and each of the Issuer's other directors, was not filed (incorporated herein by reference to Exhibit 10.2 of Destination Maternity Corporation's Current Report on Form 8-K filed April 3, 2018) (File No. 000-21196).

 After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Amendment No. 7 is true, complete and correct.

ORCHESTRA-PRÉMAMAN S.A.

By:	/s/ Pierre Mestre
Name: Pierre Mestre
Title: Chairman

YELED INVEST S.A.

By:	/s/ Pierre Mestre
Name: Pierre Mestre
Title: Administrator

By:	/s/ Fons Mangen
Name: Fons Mangen
Title: Administrator

Dated: April 4, 2018